Exhibit 99.1

Reitar Logtech Holdings Limited Announces the Entering of a MOU for the Proposed Strategic Acquisition of JingXing Storage Equipment Engineering to Strengthen Smart Logistics Market Position

Hong Kong, May 21, 2025 - Reitar Logtech Holdings Limited (Nasdaq: RITR) (the “Company”), a comprehensive logistics solutions provider based in Hong Kong, today announced that its wholly owned subsidiary, Kamui Development Group Limited (“KDG”) has entered into a non-binding memorandum of understanding on May 20, 2025 in respect of a proposed acquisition of 100% equity interest in JingXing Storage Equipment Engineering (H.K.) Co. Limited (“JingXing”)(the “Potential Acquisition”), a Hong Kong-based company specializes in high-density storage systems and material handling equipment (MHE). The consideration of the Proposed Acquisition, which is subject to further negotiations, is intended to be satisfied by the issuance of shares in a new holding company (the “New Holding Company”) which shall own 100% equity interest in Kamui Logistics Automation System Limited (“KLA”), currently a wholly-owned subsidiary of KDG, immediately prior to the Potential Acquisition.

JingXing is a Hong Kong-based company specializing in high-density storage systems and material handling equipment (MHE), providing equipment and solution to leading third-party logistics (3PL) providers and retail chain stores.

This Potential Acquisition aims to combine KLA’s logistics automation software and hardware integration capabilities with JingXing’s expertise in engineered storage solutions, including automated storage and retrieval systems (AS/RS), narrow-aisle racking, and turnkey MHE installation. If consummated, this potential partnership could create opportunities to deliver comprehensive smart warehousing ecosystems that bridge automation technology with storage infrastructure to address market demand for efficiency-driven logistics operations.

The Company believes the Potential Acquisition could create synergistic value through integrated “Design-Build-Automate” solutions. KLA’s proprietary OWTB software suite, which includes Order Management System (OMS), Warehouse Management System (WMS), Transportation Management system (TMS), Building Management System (BMS), and data analytics capabilities, could potentially optimize inventory management and equipment coordination within JingXing’s storage systems.

The Company also believes that the Potential Acquisition could also expand market reach by combining KLA’s automation expertise in manufacturing, e-commerce, and 3PL sectors with JingXing’s stronghold in retail, cold chain logistics, and specialty storage applications such as art pieces and automotive parts, which enables joint bidding for large-scale projects requiring both hardware engineering and software intelligence capabilities. Additionally, the software-enabled storage systems and MHE will command premium pricing, driving higher project margins, while creating post-sale value streams through KLA’s software lifecycle support and JingXing’s preventive maintenance programs.

“We believe the acquisition, if materializes, will mark an important first step toward what could potentially be a transformative leap in our strategy to expand in the smart logistics arena,” said John Chan, Chairman and Chief Executive Officer of Reitar Logtech Holdings. “JingXing’s engineering capabilities in storage infrastructure would complement KLA’s automation expertise, potentially creating a more vertically integrated service offering for our clients.”

Pursuant to the MOU, the specific number of shares to be issued by the New Holding Company as the consideration of the Potential Acquisition are yet to be determined and the completion of the Potential Acquisition remains subject to customary conditions, including satisfactory due diligence, negotiation of definitive agreements, and required approvals. There can be no assurance that a definitive agreement will be entered into or that the Potential Acquisition will be consummated.

Should the transaction proceed, the Company envisions potential initiatives including a smart narrow-aisle warehouse demonstration and implementation of co-branded marketing initiatives.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

About Reitar Logtech Holdings Limited

Reitar Logtech Holdings Limited provides comprehensive logistics solutions by connecting capital partners, logistics operators, and our innovative integration and application of logistics technologies through our end-to-end logistics solution business model. Its business primarily consists of two segments: (i) asset management and professional consultancy services, and (ii) construction management and engineering design services.

For more information, please contact:

Reitar Logtech Holdings Limited
Phone: +852 2554 5666
Email: info@reitar.io